UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Euroseas, Ltd.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

Y23592309
(CUSIP Number)

David Maryles Managing Director, Legal & Compliance BlackRock, Inc. 55 East 52nd Street New York, NY 10055 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y23592309	Page 2

1	NAMES OF REPORTING PERSONS
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
351,309 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
351,309 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
351,309 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reflects 112,500 shares of Euroseas, Ltd.’s (the “Issuer’s”) common stock, par value $0.03 per share (“Common Stock”), together with Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) that are convertible, at a conversion price of $14.05 per share, into 238,809 shares of Common Stock.

(2)
Based on (a) 7,006,082 shares of Common Stock outstanding as of June 24, 2021, as conveyed by the Issuer to the Reporting Person on the same date, and (b) Series B Preferred Shares that are convertible into 238,809 shares of Common Stock, as computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D amends the Schedule 13D filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2018 (the “Initial BlackRock Statement”), as amended by BlackRock on June 3, 2019 (“Amendment No. 1”), June 7, 2019 (“Amendment No. 2”), November 22, 2019 (“Amendment No. 3”), February 2, 2021 (“Amendment No. 4”), and February 3, 2021 (“Amendment No. 5” and, together with the Initial BlackRock Statement and Amendment Nos. 1 through No. 6 thereto, the “BlackRock Schedule 13D”) regarding the common stock, par value $0.03 per share (“Common Stock”), of Euroseas, Ltd. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands.  The Issuer’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
As stated in the Initial BlackRock Statement, that filing adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D, in respect of the Issuer’s shares of Common Stock, the Schedule 13D in respect of the Issuer’s shares of Common Stock filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the SEC on January 31, 2014 (the “Original TCP Schedule 13D”), as separately amended by TCP on March 20, 2014 (“TCP Amendment No. 1”), January 14, 2016 (“TCP Amendment No. 2”), March 8, 2016 (“TCP Amendment No. 3”), December 19, 2016 (“TCP Amendment No. 4”), June 12, 2017 (“TCP Amendment No. 5”), June 11, 2018 (“TCP Amendment No. 6”), August 3, 2018 (“TCP Amendment No. 7”), and June 3, 2019 (“TCP Amendment No. 8” and, together with the Original TCP Schedule 13D and TCP Amendment. Nos. 1 through No. 8 thereto, the “TCP Schedule 13D”).
Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Initial BlackRock Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, or Amendment No. 5 thereto, or the TCP Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Initial BlackRock Statement.

Item 2.  Identity and Background.

Item 2 of the BlackRock Schedule 13D is hereby amended and restated as follows:

(a) – (c) and (f)

Current information concerning the identity, background and citizenship of each executive officer and director of BlackRock is set forth on Annex A, attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.

On Friday, June 25, 2021, the Issuer notified TCP  that, not earlier than July 9, 2021, the Issuer will redeem the Series B Preferred Shares beneficially owned by TCP at their par value ($3,335,273) as provided in the Issuer’s Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares.  On June 30, 2021, TCP notified the issuer that TCP was electing to convert all of the Series B Preferred Shares beneficially held by TCP into shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(e) As conveyed by the Issuer to BlackRock on June 24, 2021, the Issuer currently has 7,006,082 shares of Common Stock outstanding.  Based on the number of shares of the Issuer’s Common Stock outstanding on June 24, 2021, BlackRock has ceased to beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock.  As a result, this Amendment No. 6 serves as an exit filing for BlackRock with respect to the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2021
BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director, Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development - Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University - Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc .- President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. - Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai – Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand